UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2008
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:        Yes    ☐    No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.

…………...............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stena AB (publ)

November 28, 2008

/s/ Staffan Hultgren
Staffan Hultgren
Director of Business Administration and
Principal Financial Officer

Stena AB and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

As of January 1, 2008 the Company complies with International Reporting Standards (“IFRS”). The effects of the new accounting principles have been described in our 2007 Annual Report filed with the SEC.

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-	changes in general economic and business conditions;

-	unanticipated changes in laws and regulations;

-	changes in currency exchange rates and interest rates;

-	risks incident to vessel operations, including discharge of pollutants;

-	introduction of competing products and services by other companies;

-	changes in trading or travel patterns;

-	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;

-	changes in financing, credit and other markets;

-	changes in business strategy; and

-	other risk factors listed in the reports furnished to the Securities and Exchange Commission from time to time.

The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	3

Condensed Consolidated Income Statements for the three month periods ended September 30, 2007 and September 30, 2008	3

Condensed Consolidated Income Statements for the nine month periods ended September 30, 2007 and September 30, 2008	4

Condensed Consolidated Balance Sheets as of December 31, 2007 and September 30, 2008	5

Condensed Consolidated Statements of Cash Flow for the nine month periods ended September 30, 2007 and September 30, 2008	6

Notes to Condensed Consolidated Financial Statements	7 - 9

OPERATING AND FINANCIAL REVIEW	10 - 21

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP	22 - 26

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Three month periods ended
	September 30, 2007	September 30, 2008
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	3,333	3,364	484
Drilling	1,054	1,552	223
Shipping	864	1,208	174
Property	498	516	74
New Businesses	454	1,137	164
Other	1	1	0
Total revenues	6,204	7,778	1,119

Net valuation on investment properties	(45)	(397)	(57)
Net gain on sales of assets	215	153	23
Total other income	170	(244)	(34)

Direct operating expenses:
Ferry operations	(1,987)	(2,138)	(308)
Drilling	(408)	(618)	(89)
Shipping	(747)	(928)	(133)
Property	(167)	(161)	(23)
New Businesses	(382)	(862)	(124)
Other	(1)	(9)	(1)
Total direct operating expenses	(3,692)	(4,716)	(679)

Selling and administrative expenses	(518)	(683)	(98)
Depreciation and amortization	(418)	(570)	(82)

Total operating expenses	(4,628)	(5,969)	(859)

Income from operations	1,746	1,565	225

Share of affiliated companies results	22	(135)	(19)
Financial income and expense:
Dividends received	40	44	6
Gain (loss) on securities, net	(69)	(855)	(123)
Interest income	331	214	31
Interest expense	(465)	(669)	(96)
Foreign exchange gains (losses), net	(84)	363	52
Other financial income (expense), net	(40)	(155)	(23)

Total financial income and expense	(287)	(1,058)	(153)

Minority interests	(8)	(3)	0

Income before taxes	1,473	369	53
Income taxes	(280)	42	6

Net income	1,193	411	59

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Nine month periods ended
	September 30, 2007	September 30, 2008
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	7,681	8,091	1,165
Drilling	2,888	3,952	569
Shipping	2,891	3,208	462
Property	1,486	1,551	223
New Businesses	1,434	2,324	335
Other	3	2	0
Total revenues	16,383	19,128	2,754

Net valuation on investment properties	(273)	(537)	(77)
Net gain on sales of assets	316	353	51
Total other income	43	(184)	(26)

Direct operating expenses:
Ferry operations	(4,996)	(5,619)	(809)
Drilling	(1,237)	(1,569)	(226)
Shipping	(2,339)	(2,527)	(364)
Property	(566)	(535)	(77)
New Businesses	(1,208)	(1,835)	(264)
Other	(1)	(17)	(2)
Total direct operating expenses	(10,347)	(12,102)	(1,742)

Selling and administrative expenses	(1,590)	(1,914)	(276)
Depreciation and amortization	(1,250)	(1,582)	(228)

Total operating expenses	(13,187)	(15,598)	(2,246)

Income from operations	3,239	3,346	482

Share of affiliated companies results	34	(97)	(14)
Financial income and expense:
Dividends received	158	236	34
Gain (loss) on securities, net	878	(500)	(72)
Interest income	722	680	98
Interest expense	(1,263)	(1,523)	(219)
Foreign exchange gains (losses), net	(68)	401	57
Other financial income (expense), net	(210)	(239)	(34)

Total financial income and expense	217	(945)	(136)

Minority interests	(20)	(1)	0

Income before taxes	3,470	2,303	332
Income taxes	(597)	101	14

Net income	2,873	2,404	346

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2007	September 30, 2008
	SEK	SEK	$
ASSETS	(in millions)
Noncurrent assets:
Intangible assets	690	2,769	398
Tangible fixed assets:
Vessels	15,343	21,385	3,079
Construction in progress	5,821	6,169	888
Equipment	867	1,178	170
Ports	1,092	1,032	148
Property	22,779	22,824	3,287
Total tangible fixed assets	45,902	52,588	7,572
Financial fixed assets:
Investment in affiliated companies	1,403	918	132
Investment in VIEs	9,251	9,412	1,355
Marketable securities	7,674	3,757	541
Other assets	5,435	6,253	900
Total financial fixed assets	23,763	20,340	2,928
Total noncurrent assets	70,355	75,697	10,898
Current assets:
Inventories	418	766	110
Trade debtors	2,670	3,530	508
Other receivables	3,197	3,543	510
Prepaid expenses and accrued income	996	1,643	237
Short-term investments	3,180	4,399	634
Cash and cash equivalents	708	1,051	151
Total current assets	11,169	14,932	2,150

Total assets	81,524	90,629	13,048

SHAREHOLDERS´ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	26,196	28,159	4,054
Minority interests	171	351	50
Total shareholders’ equity	26,372	28,515	4,105
Noncurrent liabilities:
Long-term debt	23,335	28,856	4,154
Debt in VIEs	8,021	8,400	1,209
Senior notes	5,973	5,892	848
Capitalized lease obligations	2,307	2,103	303
Other noncurrent liabilities	886	1,338	193
Pension liabilities	1,495	1,352	195
Other provisions	2,713	1,841	265
Deferred income taxes	4,121	4,786	689
Total noncurrent liabilities	48,851	54,568	7,856
Current liabilities:
Short-term debt	962	1,044	150
Capitalized lease obligations	154	158	23
Trade accounts payable	1,113	1,180	170
Income tax payable	116	131	19
Other	599	1,138	164
Accrued costs and prepaid income	3,357	3,895	561
Total current liabilities	6,301	7,546	1,087

Total shareholders’ equity and liabilities	81,524	90,629	13,048

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

	Nine month periods ended
	September 30, 2007	September 30, 2008
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	2,873	2,404	346
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,250	1,582	228
Net valuation on investment properties	273	537	77
Gain on sale of property, vessels and equipment	(326)	(353)	(51)
(Gains) losses on securities, net	(878)	500	72
Unrealized foreign exchange (gains) losses	(476)	165	24
Deferred income taxes	493	(285)	(41)
Minority interests	20	1	0
Provision for pensions	(171)	(180)	(26)
Net cash flows from trading securities	(628)	298	43
Share of affiliated companies results	(34)	97	14
Dividend from affiliated companies	12	38	5
Other non cash items	(294)	(18)	(3)
Receivables	(727)	(57)	(8)
Prepaid expenses and accrued income	(486)	(532)	(76)
Inventories	(89)	(71)	(10)
Trade accounts payable	192	(142)	(20)
Accrued costs and prepaid income	332	867	125
Income tax payable	(36)	5	1
Other current liabilities	1,174	50	7
Net cash provided by operating activities	2,474	4,906	707

Net cash flows from investing activities:
Purchase of intangible assets	(45)	(32)	(5)
Cash proceeds from sale of property, vessels and equipment	1,021	1,507	217
Capital expenditure on property, vessels and equipment	(4,887)	(7,546)	(1,086)
Purchase of subsidiaries, net of cash acquired	-	(607)	(87)
Investment in affiliated companies	(719)	(402)	(58)
Proceeds from sale of securities	4,403	5,694	820
Purchase of securities	(7,827)	(3,539)	(510)
Other investing activities	(1,196)	(492)	(71)
Net cash used in investing activities	(9,250)	(5,417)	(780)

Net cash flows from financing activities:
Proceeds from issuance of debt	8,452	7,185	1,034
Principal payments on debt	(2,583)	(2,117)	(305)
Net change in borrowings on line-of-credit agreements	1,028	(2,672)	(385)
Principal payments on capital lease obligations	(29)	(565)	(81)
Net change in restricted cash accounts	(97)	(1,637)	(236)
Dividends paid	(560)	(390)	(56)
Other financing activities	271	655	94
Net cash provided by financing activities	6,482	459	65

Effect of exchange rate changes on cash and cash equivalents	201	395	57

Net change in cash and cash equivalents	(93)	343	49

Cash and cash equivalents at beginning of period	884	708	102

Cash and cash equivalents at end of period	791	1,051	151

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1 Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company") and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) (see also Note 4).

The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the nine months ended September 30, 2008 are not necessarily indicative of the results to be expected for the full year. Certain prior period amounts have been reclassified to conform with the current period's presentation.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars (“$”) using the noon buying rate on September 30, 2008 of $1 = SEK 6.9459.

Note 2 Segment information

(SEK in millions)	Three month periods ended September 30,		Nine month periods ended September 30,
	2007	2008	2007	2008
Income from operations:
Ferry operations	854	752	1,252	976
Net gain on sale of vessels	116	-	116	-
Total ferry operationsTotal shipping	970	752	1,368	976
Drilling	468	616	1,088	1,512
Shipping: Roll-on/Roll-off vessels	26	16	63	53
Crude oil tankers	(26)	123	154	205
Other shipping	(3)	21	(12)	16
Net gain on sale of vessels	100	159	100	192
Total shippingTotal shipping	97	319	305	466
Property:	302	324	800	890
Net gain/(loss)on sale of properties	(1)	(6)	100	161
Net valuations on investment properties	(45)	(397)	(273)	(537)
Total property	256	(79)	627	514
New Businesses	12	25	34	93
Other	(57)	(68)	(183)	(215)

Total	1,746	1,565	3,239	3,346

(SEK in millions)	Three month periods ended September 30,		Nine month periods ended September 30,
	2007	2008	2007	2008
Depreciation and amortization:
Ferry operations	256	231	733	735
Drilling	126	240	378	633
Shipping: Roll-on/Roll-off vessels	29	26	80	77
Crude oil tankers	4	21	13	52
Other shipping	3	3	10	9
Total shipping	36	50	103	138
Property	-10	0	2	2
New Businesses	8	52	28	73
Other	2	-3	6	1

Total	418	570	1,250	1,582

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

(SEK in millions)	Nine month periods ended September 30,
	2007	2008
Capital expenditures:
Ferry operations	1,148	1,026
Drilling	2,496	4,242
Shipping: Roll-on/Roll-off vessels	534	9
Crude oil tankers	277	1,264
Other shipping	5	-
Total shipping	816	1,273
Property	331	776
New Businesses	83	225
Other	13	4

Total	4,887	7,546

Note 3 Shareholders’ Equity

	Attributable to equity holders of the company
(SEK in millions)	Share Capital	Other reserves	Retained earnings	Total	Minority interest	Total

Balance at January 1, 2007	5	5,050	17,996	23,051	162	23,213
Currency translation differences		6	(213)	(207)	30	(177)
Share of associated company			(89)	(89)		(89)
Valuation of bunker hedges		3		3		3
Fair value gains in available for sales financial assets, net of tax		(70)		(70)		(70)
Hedge of net investment in foreign subsidiaries		265		265		265
Net income recognized directly in equity	0	204	(302)	(98)	30	-68
Net income			3,853	3,853	(21)	3,832
Total recognized income for the year ended December 31, 2007	0	204	3,551	3,755	9	3,764
Dividend			(550)	(550)		(550)
Transfer to charitable trust			(55)	(55)		(55)
Balance at December 31, 2007	5	5,254	20,942	26,201	171	26,372

Acquired minority					167	167
Currency translation differences		(155)	1,236	1,081	14	1,095
Valuation of bunker hedges		247		247		247
Fair value gains on available for sales financial assets, net of tax		(1,255)		(1,255)		(1,255)
Hedge of net investment in foreign subsidiaries		(85)		(85)		(85)
Net income recognised directly in equity	0	(1,248)	1,236	(12)	181	169
Net income			2,405	2,405	(1)	2,404
Total recognised income for the year ended September 30, 2008	0	(1,248)	3,641	2,393	180	2,573
Dividend			(390)	(390)		(390)
Transfer to charitable trust			(40)	(40)		(40)
Balance at September 30, 2008	5	4,006	24,153	28,164	351	28,515

Stena AB and Consolidated Subsidiaries

Note 4 IFRS Information

As of January 1, 2008, the Company complies with International Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) issued by the International Accounting Standards Board (“IASB”).

This interim report has been prepared in accordance with IAS 34 “Interim Financial Reporting”. The accounting principles applied in preparing this report are described in the section “Reporting in accordance with IFRS as of 2008” in our 2007 Annual Report. In the section “Reporting in accordance with IFRS as of 2008”, the anticipated full-year effects on the income statement and the balance sheet are reported in tables that show the full-year change regarding shareholders´ and the period’s earnings. This report includes comparable tables for the third quarter of 2008 compared with the third quarter 2007 prepared in accordance with IFRS.

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisitions of vessels, drilling rigs and real estate also has an impact on the results of each period.

Highlights of the first nine months of 2008

Stena Bulk took delivery of the three medium range tankers, Stena Italica, Stena Conqueror and Stena Conquest in the first quarter of 2008.

On January 1, 2008, Stena Line acquired 100% of the shares in Sembo, a Swedish package holiday company, for SEK 61 million.

On January  15, 2008, Stena Line exercised an option to acquire the day ferry Stena Aurora, operating on the Helsinborg-Helsingör route.

After the year-end 2007, the financial leases for Stena DrillMax and the RoPax vessels Stena Trader and Stena Traveller were terminated. As a consequence of the termination of the leases, the income that the five-year leases would have generated was reported in the first quarter of 2008.

In the first quarter of 2008, gains of SEK 32 million were recorded on the sale of the RoRo vessel Stena Shipper and one new built product tanker.

On May 1, 2008, a contract was signed for a fourth “ice-classed” DrillMax vessel with the Samsung Heavy Industry shipyard. The total investment is approximately USD 1.1 billion and the vessel will be delivered in the fourth quarter of 2011.

In May 2008, Stena Bulk entered into an agreement to acquire one Aframax tanker, Stena Confidence, for a total price of USD 46.3 million. The vessel was thereafter sold for USD 72.2 million and was delivered in July 2008.

On May 16, 2008, Stena Adactum made a public cash offer, in accordance with the provisions governing mandatory bids, to acquire the remaining shares in the affiliated company Ballingslöv AB (publ), (“Ballingslöv”). Adactum acquired additional shares in Ballingslöv during the second quarter of 2008 and increased its interest in the share of capital of Ballingslöv as of June 30, 2008 from 28.6% to 48%.  After closing of the bid for Ballingslöv, Adactum had increased its interest in the share of capital of Ballingslöv to 80.16% as of July 10, 2008. No shares have been purchased since that date. Ballingslöv has been accounted for as a subsidiary as of the third quarter of 2008.

General Maritime Corporation (“General Maritime”) and Arlington Tankers Ltd. (“Arlington Tankers”), in which Stena owns 1,252,988 shares as of September 30, 2008, jointly announced on August 6, 2008, that they had entered into a definitive agreement whereby the two companies will combine in a stock-for-stock combination. Under the terms of the definitive agreement shareholders of General Maritime will receive 1.340 shares of the combined company for each share of General Maritime held, and shareholders of Arlington Tankers will receive one share of the combined company for each share of Arlington Tankers held. The transaction is subject to approval of the shareholders of both companies. As of November 25, 2008, the closing price of the shares of Arlington Tankers was $9.05 per share.

Stena Carron, the second DrillMax vessel, was delivered from the Samsung shipyard on August 22, 2008.

In September 2008, Stena Adactum accepted a bid of the shares in Gunnebo Industrier AB (publ). The profit of the sale of the shares amounted to SEK 158 million. In September 2008, Stena Adactum has written-down the shares in the associated company Gunnebo AB (publ) by SEK 140 million due to the decreased market value of the shares.

Stena AB and Consolidated Subsidiaries

In September 2008, Stena Bulk acquired three vessels, two 13,000 dwt product tankers and one 8700 dwt chemical tanker, for an aggregate purchase price of $78.5 million. The Company intends to sell all three vessels to a third party upon delivery.

In the first nine months of 2008, the Company repurchased USD 18 million of the Senior Notes due 2013 and USD 43 million of the Senior Notes due 2016.

In the first nine months of 2008, properties were acquired for SEK 269 million and sold for SEK 866 million, with a net gain of SEK 161 million. In addition, Stena Property made an indicative bid for the Municipal housing companies in Stockholm.  As a result of the bid, Stena Property has entered into a contract to acquire properties for SEK 240 million.

SUBSEQUENT EVENTS

In October 2008, the company acquired thirty-five percent (35%) equity ownership stake in the privately held Greek shipping company Paradise Tankers Holding Corp for $52 million. The acquisition provides Stena Bulk with full commercial control of three newly built Panamax tankers and two dry-cargo bulk carriers.

Stena Investment (Cyprus) Ltd has acquired 11,191,939 shares (3,7% of the votes) in Meda AB (publ.) for an amount of SEK 392 million. Stena Sessan AB has an option to acquire the shares to a price from SEK 38.50 to 42.50 per share.

In October 2008, we acquired the Swedish ferry operator HH Ferries from the Stena Sessan AB Group.

The USD 850 million financing of the ice classed Stena DrillMax IV was signed with syndicates of banks and Export Credit Agencies in November 2008.

Stena AB and Consolidated Subsidiaries

Currency effects

The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (“SEK”), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound (“GBP”) and the Euro (“EUR”). The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Approximately 32% of the Company's total revenues are generated in US dollars, 28% are generated in SEK, 15% are generated in GBP and approximately 15% are generated in EUR. Also, approximately 29% of the Company's total expenses are incurred in US dollars, 33% are incurred in SEK, 15% are incurred in GBP and approximately 13% are incurred in EUR. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	July- September	July- September		January- September	January- September
	2007	2008	Change	2007	2008	Change

US $	6.81	6.25	(8) %	6.88	6.19	(10) %
British pound	13.64	11.98	(12) %	13.66	12.04	(12) %
Euro	9.25	9.44	2%	9.24	9.41	2%

Closing rates:				As of December 31, 2007	As of September 30, 2008	Change

US $				6.4342	6.9484	8%
British pound				12.8146	12.3685	(3) %
Euro				9.4508	9.7851	4%

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED SEPTEMBER 30, 2008 COMPARED TO THREE MONTHS ENDED
SEPTEMBER 30, 2007

Revenues

Total revenues increased SEK 1,574 million, or 25%, in the three months ended September 30, 2008 to SEK 7,778 million from SEK 6,204 million in the three months ended September 30, 2007, as a result of increased revenues in all business segments except for the RoRo business, partly offset by the weakening of the US dollar and the British pound against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 31 million, or 1%, in the three months ended September 30, 2008 to SEK 3,364 million from SEK 3,333 million in the three months ended September 30, 2007, mainly due to higher revenues from the freight and travel business, partly offset by decreased revenues from onboard sales due to lower volumes of passengers and cars, together with the weakening of the British pound against the SEK.

Drilling. Drilling revenues consist of charter hires for drilling rigs and vessels. Revenues from drilling operations increased SEK 498 million, or 47%, in the three months ended September 30, 2008 to SEK 1,552 million from SEK 1,054 million in the three months ended September 30, 2007, mainly due to the new contracts for the first two DrillMax vessels Stena Drillmax and Stena Carron, partly offset by the weakening of the US dollar against the SEK. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping. Shipping revenues primarily represent charter hires for owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 344 million, or 40%, in the three months ended September 30, 2008 to SEK 1,208 million from SEK 864 million in the three months ended September 30, 2007.

Revenues from crude oil tankers increased SEK 332 million, or 46%, in the three months ended September 30, 2008 to SEK 1,047 million from SEK 715 million in the three months ended September 30, 2007, mainly due to higher charter rates in the spot market, partly offset by the weakening of the US dollar against the SEK. In the three months ended September 30, 2008, the Company operated an average of 40 tankers (chartered in or owned), compared to an average of 41 tankers in the three months ended September 30, 2007.

Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 12 million, or 11%, in the three months ended September 30, 2008 to SEK 99 million from SEK 111 million in the three months ended September 30, 2007, mainly due to the sale of the RoRo vessel Stena Shipper in the first quarter of 2008.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 18 million, or 4%, in the three months ended September 30, 2008 to SEK 516 million from SEK 498 million in the three months ended September 30, 2007, mainly due to increased rents and changes in the portfolio of properties.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum´s subsidiaries. Revenues from Adactum increased SEK 683 million, or 150%, in the three months ended September 30, 2008 to SEK 1,137 from SEK 454 million in the three months ended September 30, 2007, mainly due to the consolidation of Ballingslöv as from July 10, 2008, together with increased business activities in all other subsidiaries. Of the total revenues in the three months ended September 30, 2008, SEK 185 million related to “Blomsterlandet”, SEK 318 million related to “Envac”, SEK 630 million related to “Ballingslöv” and SEK 4 million related to “Stena Renewable Energy” as compared to SEK 165 million related to “Blomsterlandet”, SEK 285 million related to “Envac” and SEK 4 million related to “Stena Renewable Energy” in the three months ended September 30, 2007.

Other income

Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net losses of SEK (397) million for the three months ended September 30, 2008 as compared to SEK (45) million for the three months ended September 30, 2007, mainly due to sales and purchases of new properties and a general decrease in investment property market values.

Stena AB and Consolidated Subsidiaries

Net gain/loss on sale of assets

Net Gain on Sale of Vessels. In the three months ended September 30, 2008, gains of SEK 159 million were recorded on the sale of one product tanker, Stena Confidence. In the three months ended September 30, 2007, gains of SEK 216 million were recorded on the sale of the vessel Stena Carrier and the RoRo vessel Stena Mount Ventoux.

Net Gain/Loss on Sale of Properties. In the three months ended September 30, 2008, losses of SEK 6 million were recorded on the sale of properties. In the three months ended September 30, 2007, losses of SEK 1 million were recorded on the sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 1,024 million, or 28%, in the three months ended September 30, 2008 to SEK 4,716 million from SEK 3,692 million in the three months ended September 30, 2007, mainly as a result of increased operating expenses in all operations except for the property business, partly offset by the weakening of the US dollar and the British pound against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in seasonal requirements. Direct operating expenses for ferry operations increased SEK 151 million, or 8%, in the three months ended September 30, 2008 to SEK 2,138 million from SEK 1,987 million in the three months ended September 30, 2007, mainly due to increased expenses for bunker fuel and personnel, partly offset by the weakening of the British pound against the SEK. Direct operating expenses for ferry operations for the three months ended September 30, 2008 were 64% of revenues, as compared to 60% for the three months ended September 30, 2007.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 210 million, or 51%, in the three months ended September 30, 2008, to SEK 618 million from SEK 408 million in the three months ended September 30, 2007, mainly due to costs related to the operation of the first two DrillMax vessels Stena Drillmax and Stena Carron, together with increased personnel expenses and costs for maintenance and repair for the rigs, partly offset by the weakening of the US dollar against the SEK. Direct operating expenses from drilling operations for the three months ended September 30, 2008 were 40% of drilling revenues, as compared to 39% for the three months ended September 30, 2007.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 181 million, or 24%, in the three months ended September 30, 2008 to SEK 928 million from SEK 747 million in the three months ended September 30, 2007.

Direct operating expenses associated with crude oil tankers increased SEK 178 million, or 25%, in the three months ended September 30, 2008 to SEK 880 million from SEK 702 million in the three months ended September 30, 2007, mainly due to increased expenses resulting from higher market rates for chartered in vessels and bunker fuel costs, partly offset by the weakening of the US dollar against the SEK. Direct operating expenses for crude oil operations for the three months ended September 30, 2008 were 84% of revenues, as compared to 98% for the three months ended September 30, 2007. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 4 million, or 9%, in the three months ended September 30, 2008 to SEK 50 million from SEK 46 million in the three months ended September 30, 2007, mainly due to charter hire costs for the RoRo vessel Mount Ventoux, which was sold and chartered back in August 2007, partly offset by the sale of the RoRo vessel Stena Shipper in the first quarter of 2008. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended September 30, 2008 were 51% of revenues, as compared to 41% for the three months ended September 30, 2007.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations decreased SEK 6 million, or 4%, in the three months ended September 30, 2008 to SEK 161 million from SEK 167 million in the three months ended September 30, 2007, mainly due to lower energy costs due to warmer weather, partly offset by additional costs for an increased number of properties. Direct operating expenses from property operations in the three months ended September 30, 2008 were 31% of property revenues, as compared to 34% for the three months ended September 30, 2007.

Stena AB and Consolidated Subsidiaries

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum´s subsidiaries. Direct operating expenses for Adactum operations increased SEK 480 million, or 126%, in the three months ended September 30, 2008 to SEK 862 million from SEK 382 million in three months ended September 30, 2007, mainly due to the consolidation of Ballingslöv as from July 10, 2008, together with increased business activity in all other subsidiaries. Of the total operating expenses in the three months ended September 30, 2008, SEK 182 million related to “Blomsterlandet”, SEK 237 million related to “Envac”, SEK 442 million related to “Ballingslöv” and SEK 1 million related to “Stena Renewable Energy” as compared to SEK 162 million related to “Blomsterlandet”, SEK 219 million related to “Envac” and SEK 1 million related to “Stena Renewable Energy” in the three months ended September 30, 2007. Direct operating expenses for Adactum operations for the three months ended September 30, 2008 were 76% of revenues, as compared to 84% for the three months ended September 30, 2007.

Selling and administrative expenses

Selling and administrative expenses increased SEK 165 million, or 32%, in the three months ended September 30, 2008 to SEK 683 million from SEK 518 million in the three months ended September 30, 2007,  mainly due to the consolidation of Ballingslöv as from July 10, 2008. Excluding Ballingslöv the selling and administrative expenses increased 4% in the three months ended September 30, 2008. Total selling and administrative expenses in the three months ended September 30, 2008 were 9% of total revenues, compared to 8% for the three months ended September 30, 2007.

Depreciation and amortization

Depreciation and amortization charges increased SEK 152 million, or 36%, in the three months ended September 30, 2008 to SEK 570 million from SEK 418 million in the three months ended September 30, 2007, due to depreciation charges for the first two delivered DrillMax vessels Stena Drillmax and Stena Carron, together with  other vessels delivered. The weakening of the US dollar against the SEK, which primarily impacted depreciation charges on drilling rigs which are denominated in US dollars, partly offset the increase in depreciation and amortization charges.

Share of affiliated companies´ results

Share of affiliated companies´ results in the three months ended September 30, 2008 refers to the Company’s portion of the results of Midelfart Sonesson AB (publ) (“Midelfart Sonesson”), Gunnebo AB (publ) (“Gunnebo”) and MPP Mediatec Group AB (“Mediatec”). As of September 30, 2008, the Company’s ownership in the capital of Midelfart Sonesson was 22.4, the ownership in the capital of Gunnebo was 25.4%, and the ownership in the capital of Mediatec was 45%.

In September, Stena Adactum wrote down the shares in the associated company Gunnebo AB (publ) by SEK 140 million due to the decreased market value of the shares.

As of September 30, 2007, the Company’s ownership in the capital of Midelfart Sonesson was 22.4%, the ownership in the capital of Ballingslöv was 28.6%, and the ownership in the capital of Gunnebo was 24.3% and the ownership in the capital of Mediatec was 45%.

Financial income and expense, net

Financial income and expense, net decreased by SEK 771 million in the three months ended September 30, 2008 to SEK (1,058) million from SEK (287) million in the three months ended September 30, 2007.

Net gain (loss) on securities in the three months ended September 30, 2008 was SEK (855) million, of which SEK 191 million related to net realized losses on marketable securities and equity securities and investments in Variable Interest Entities (“VIEs”) and SEK (1,088) million related to net unrealized losses on marketable securities and equity securities and SEK 42 million related to the termination of the financial leases for Stena DrillMax and the RoPax vessels Stena Trader and Stena Traveller. Net gain (loss) on securities in the three months ended September 30, 2007 amounted to SEK (69) million, of which SEK 115 million related to net realized gains and SEK (184) million related to net unrealized gains.

Interest income in the three months ended September 30, 2008 decreased by SEK 117 million to SEK 214 million from SEK 331 million in the three months ended September 30, 2007. Interest income related to the investments in VIEs decreased by SEK 81 million to SEK 151 million from SEK 232 million.

Stena AB and Consolidated Subsidiaries

Interest expense for the three months ended September 30, 2008 increased SEK 204 million to SEK (669) million from SEK (465) million for the three months ended September 30, 2007, mainly due to increased loans, the valuation of the interest rate swaps which are recorded in the income statement partly offset by the repurchase of bonds and the weakening of the US dollar against the SEK. Interest expenses from valuation of interest rate swaps was SEK (257) million for the three months ended September 30, 2008 compared to SEK (49) million for the three months ended September 30, 2007. Interest expense for the investments in VIEs increased SEK 23 million to SEK (156) million from SEK (133) million.

During the three months ended September 30, 2008, the Company had foreign exchange gains, net of SEK 363 million. In the three months ended September 30, 2007, the Company had foreign exchange losses, net of SEK (84) million.

Other financial income (expense) of SEK (155) million for the three months ended September 30, 2008 includes SEK (39) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs and SEK (124) million related to bunker hedges. Other financial income (expense) of SEK (40) million for the three months ended September 30, 2007 included SEK (18) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs.

Income taxes

Income taxes for the three months ended September 30, 2008 were SEK 42 million, consisting of current taxes of SEK (84) million and deferred taxes of SEK 125 million, mainly due to revaluation of financial instruments.. Income taxes for the three months ended September 30, 2007 were SEK (283) million, consisting of current taxes of SEK 12 million and deferred taxes of SEK (295) million. The provision for taxes is based on the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

NINE MONTHS ENDED SEPTEMBER 30, 2008 COMPARED TO NINE MONTHS ENDED
SEPTEMBER 30, 2007

Revenues

Total revenues increased SEK 2,745 million, or 17%, in the nine months ended September 30, 2008 to SEK 19,128 million from SEK 16,383 million in the nine months ended September 30, 2007, as a result of increased revenues in all business segments, partly offset by the weakening of the US dollar and the British pound against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 410 million, or 5%, in the nine months ended September 30, 2008 to SEK 8,091 million from SEK 7,681 million in the nine months ended September 30, 2007, mainly due to higher revenues from the freight and travel business, partly offset by decreased revenues from onboard sales due to lower volumes of passengers and cars, together with the weakening of the British pound against the SEK.

Drilling. Drilling revenues consist of charter hires for drilling rigs and vessels. Revenues from drilling operations increased SEK 1,064 million, or 37%, in the nine months ended September 30, 2008 to SEK 3,952 million from SEK 2,888 million in the nine months ended September 30, 2007, mainly due to the new contracts for the first and second DrillMax vessels Stena Drillmax and Stena Carron, together with a new contract at higher day rates for the Stena Spey, partly offset by an offhire period for the Stena Spey in the first quarter 2008, together with the weakening of the US dollar against the SEK. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping. Shipping revenues primarily represent charter hires for owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 317 million, or 11%, in the nine months ended September 30, 2008 to SEK 3,208 million from SEK 2,891 million in the nine months ended September 30, 2007.

Revenues from crude oil tankers increased SEK 270 million, or 10%, in the nine months ended September 30, 2008 to SEK 2,755 million from SEK 2,485 million in the nine months ended September 30, 2007, mainly due to higher charter rates in the spot market, partly offset by the weakening of the US dollar against the SEK. In the nine months ended September 30, 2008, the Company operated an average of 41 tankers (chartered in or owned), compared to an average of 42 tankers in the nine months ended September 30, 2007.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 12 million, or 4%, in the nine months ended September 30, 2008 to SEK 311 million from SEK 299 million in the nine months ended September 30, 2007, mainly due to the delivery of the new built RoPax vessel BORJA in May 2007, partly offset by the sale of the RoRo vessel Stena Shipper in the first quarter of 2008.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 65 million, or 4%, in the nine months ended September 30, 2008 to SEK 1,551 million from SEK 1,486 million in the nine months ended September 30, 2007, mainly due to increased rents and changes in the portfolio of properties.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum´s subsidiaries. Revenues from Adactum increased SEK 890 million, or 62%, in the nine months ended September 30, 2008 to SEK 2,324 from SEK 1,434 million in the nine months ended September 30, 2007, mainly due to the consolidation of Ballingslöv as from July 10, 2008, together with increased business activities in all other subsidiaries. Of the total revenues in the nine months ended September 30, 2008, SEK 782 million related to “Blomsterlandet”, SEK 897 million related to “Envac”, SEK 630 million related to “Ballingslöv” and SEK 15 million related to “Stena Renewable Energy” as compared to SEK 707 million related to “Blomsterlandet”, SEK 716 million related to “Envac” and SEK 11 million related to “Stena Renewable Energy” in the nine months ended September 30, 2007.

Other income

Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net losses of SEK (537) million for the nine months ended September 30, 2008 as compared to losses of SEK (273) million for the nine months ended September 30, 2007, mainly due to increased maintenance and sales and purchases of new properties and a general decrease in investment property market values.

Stena AB and Consolidated Subsidiaries

Net Gain on Sale of Assets

Net Gain on Sale of Vessels, Shipping. In the nine months ended September 30, 2008 gains of SEK 192 million were recorded on the sale of one bulk product tanker, Stena Confidence, and the RoRo vessel Stena Shipper. In the nine months ended September 30, 2007, gains of SEK 216 million were recorded on the sale of the vessel Stena Carrier and the RoRo vessel Stena Mount Ventoux.

Net Gain on Sale of Properties. In the nine months ended September 30, 2008, gains of SEK 161 million were recorded on the sale of properties. In the nine months ended September 30, 2007, gains of SEK 100 million were recorded on the sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 1,755 million, or 17%, in the nine months ended September 30, 2008 to SEK 12,102 million from SEK 10,347 million in the nine months ended September 30, 2007, mainly as a result of increased operating expenses in all operations except for the property business, partly offset by the weakening of the US dollar and the British pound against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in seasonal requirements. Direct operating expenses for ferry operations increased SEK 623 million, or 12%, in the nine months ended September 30, 2008 to SEK 5,619 million from SEK 4,996 million in the nine months ended September 30, 2007, mainly due to increased expenses for bunker fuel and personnel, partly offset by the weakening of the British pound against the SEK. Direct operating expenses for ferry operations for the nine months ended September 30, 2008 were 69% of revenues, as compared to 65% for the nine months ended September 30, 2007.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 332 million, or 27%, in the nine months ended September 30, 2008 to SEK 1,569 million from SEK 1,237 million in the nine months ended September 30, 2007, mainly due to costs related to the operation of the first two DrillMax vessels Stena Drillmax and Stena Carron, together with increased personnel expenses and costs for maintenance and repair for the rigs, partly offset by the weakening of the US dollar against the SEK. Direct operating expenses from drilling operations for the nine months ended September 30, 2008 were 40% of drilling revenues, as compared to 43% for the nine months ended September 30, 2007.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 188 million, or 8%, in the nine months ended September 30, 2008 to SEK 2,527 million from SEK 2,339 million in the nine months ended September 30, 2007.

Direct operating expenses associated with crude oil tankers increased SEK 164 million, or 7%, in the nine months ended September 30, 2008 to SEK 2,375 million from SEK 2,211 million in the nine months ended September 30, 2007, mainly due to increased expenses resulting from higher market rates for chartered in vessels and bunker fuel costs, partly offset by the weakening of the US dollar against the SEK. Direct operating expenses for crude oil operations for the nine months ended September 30, 2008 were 86% of revenues, as compared to 89% for the nine months ended September 30, 2007. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 30 million, or 24%, in the nine months ended September 30, 2008 to SEK 157 million from SEK 127 million in the nine months ended September 30, 2007, mainly due to the delivery of the new built RoPax vessel BORJA in May 2007 and charter hire costs for the RoRo vessel Mount Ventoux, which was sold and chartered back in August 2007. Direct operating expenses for Roll-on/Roll-off vessels for the nine months ended September 30, 2008 were 50% of revenues, as compared to 42% for the nine months ended September 30, 2007.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations decreased SEK 31 million, or 5%, in the nine months ended September 30, 2008 to SEK 535 million from SEK 566 million in the nine months ended September 30, 2007, mainly due to lower energy costs due to warmer weather, partly offset by additional costs for an increased number of properties. Direct operating expenses from property operations in the nine months ended September 30, 2008 were 34% of property revenues, as compared to 38% for the nine months ended September 30, 2007.

Stena AB and Consolidated Subsidiaries

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum´s subsidiaries. Direct operating expenses for Adactum operations increased SEK 627 million, or 52%, in the nine months ended September 30, 2008 to SEK 1,835 million from SEK 1,208 million in nine months ended September 30, 2007, mainly due to the consolidation of Ballingslöv as from July 10, 2008, together with increased business activity in all subsidiaries. Of the total operating expenses in the nine months ended September 30, 2008, SEK 725 million related to “Blomsterlandet”, SEK 667 million related to “Envac”, SEK 442 million related to “Ballingslöv” and SEK 1 million related to “Stena Renewable Energy” as compared to SEK 648 million related to “Blomsterlandet”, SEK 546 million related to “Envac” and SEK 1 million related to “Stena Renewable Energy” in the nine months ended September 30, 2007. Direct operating expenses for Adactum operations for the nine months ended September 30, 2008 were 79% of revenues, as compared to 84% for the nine months ended September 30, 2007.

Selling and administrative expenses

Selling and administrative expenses increased SEK 324 million, or 20%, in the nine months ended September 30, 2008 to SEK 1,914 million from SEK 1,590 million in the nine months ended September 30, 2007, mainly due to the consolidation of Ballingslöv as from July 10, 2008 together with increased personnel and consultancy costs and higher costs for advertising. Excluding Ballingslöv, selling and administrative expenses increased 11% in the nine months ended September 30, 2008. Total selling and administrative expenses in the nine months ended September 30, 2008 were 10% of total revenues, the same as for the nine months ended September 30, 2007.

Depreciation and amortization

Depreciation and amortization charges increased SEK 332 million, or 27%, in the nine months ended September 30, 2008 to SEK 1,582 million from SEK 1,250 million in the nine months ended September 30, 2007, mainly due to depreciation charges for the two first delivered DrillMax vessels Stena Drillmax and Stena Carron, together with other vessels delivered. The weakening of the US dollar against the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in US dollars, partly offset the increase in depreciation and amortization charges.

Share of affiliated companies´ results

Share of affiliated companies´ results in the nine months ended September 30, 2008 refers to the Company’s portion of the results of Midelfart Sonesson AB (publ), Gunnebo AB (publ), MPP Mediatec Group AB and Ballingslöv AB (publ) until Ballingslöv was consolidated in the beginning of the third quarter. As of September 30,  2008, the Company’s ownership in the capital of Midelfart Sonesson was 22.4%, the ownership in the capital of Gunnebo was 25.4% and the ownership in the capital of Mediatec was 45%.

In September, Stena Adactum wrote down the shares in the associated company Gunnebo AB (publ) by SEK 140 million due to the decreased market value of the shares.

As of September 30, 2007, the Company’s ownership in the capital of Midelfart Sonesson was 22.4%, the ownership in the capital of Ballingslöv was 28.6%, the ownership in the capital of Gunnebo was 24.3% and the ownership in the capital of Mediatec was 45%.

Financial income and expense, net

Financial income and expense, net decreased by SEK 1,162 million in the nine months ended September 30, 2008 to SEK (945) million from SEK 217 million in the nine months ended September 30, 2007.

Net gain (loss) on securities in the nine months ended September 30, 2008 was SEK (500) million, of which SEK 222 million related to net realized gains on marketable securities, equity securities and investments in Variable Interest Entities (“VIEs”), SEK (1,691) million related to net unrealized losses on marketable securities and equity securities and SEK 967 million related to the termination of the financial leases for Stena DrillMax and the RoPax vessels Stena Trader and Stena Traveller. Net gain (loss) on securities in the nine months ended September 30, 2007 amounted to SEK 878 million, of which SEK 425 million related to net realized gains and SEK 453 million related to net unrealized gains.

Interest income in the nine months ended September 30, 2008 decreased by SEK 42 million to SEK 680 million from SEK 722 million in the nine months ended September 30, 2007. Interest income related to the investments in VIEs decreased SEK 55 million to SEK 488 million from SEK 543 million.

Stena AB and Consolidated Subsidiaries

Interest expense for the nine months ended September 30, 2008 increased SEK 260 million to SEK (1,523) million from SEK (1,263) million for the nine months ended September 30, 2007, mainly due to the valuation of the interest rate swaps which are recorded in the income statement, increased loans partly offset by the repurchase of bonds and the weakening of the US dollar against the SEK. Interest expenses from the valuation of interest rate swaps was SEK (184) million for the nine months ended September 30, 2008 compared to SEK (71) million for the nine months ended September 30, 2007. Interest expense for the investments in VIEs decreased SEK 55 million to SEK (265) million from SEK (320) million.

During the nine months ended September 30, 2008, the Company had foreign exchange gains, net of SEK 401 million. In the nine months ended September 30, 2007, the Company had foreign exchange losses, net of SEK (68) million.

Other financial income (expense) of SEK (239) million for the nine months ended September 30, 2008 includes SEK (69) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs and SEK (124) million related to bunker hedges. Other financial income (expense) of SEK (210) million for the nine months ended September 30, 2007 includes expenses of SEK (97) million for the repurchase of the Senior Notes due 2012, SEK (67) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs .

Income taxes

Income taxes for the nine months ended September 30, 2008 were SEK 101 million, consisting of current taxes of SEK (185) million and deferred taxes of SEK 285 million, mainly due to revaluation of financial instruments and sale of subsidiaries in connection with the termination of the financial leases related to Stena Drillmax and the RoPax vessels Stena Trader and Stena Traveller. Income taxes for the nine months ended September 30, 2007 were SEK (597) million, consisting of current taxes of SEK (104) million and deferred taxes of SEK (493) million. The provision for taxes is based on the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

Liquidity and Capital Resources

The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels, property and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of September 30, 2008, the Company had total cash and marketable securities of SEK 9,207 million as compared with SEK 11,562 million as of December 31, 2007.

For the nine months ended September 30, 2008, cash flows provided by operating activities amounted to SEK 4,906 million as compared to SEK 2,474 million in the first nine months ended September 30, 2007. For the nine months ended September 30, 2008, cash flows used in investing activities amounted to SEK (5,417) million, including SEK (7,546) million related to capital expenditures. For the nine months ended September 30, 2007, cash flows used in investing activities amounted to SEK (9,250) million, including SEK (4,887) million related to capital expenditures. Cash flows provided by financing activities for the nine months ended September 30, 2008 amounted to SEK 459 million. For the nine months ended September 30, 2007, cash flows provided by financing activities amounted to SEK 6,482 million, mainly relating to the Senior Notes due 2017 and the Senior Notes due 2019 sold in February 2007.

Total construction in progress as of September 30, 2008 was SEK 6,169 million as compared to SEK 5,821 million as of December 31, 2007. The remaining capital expenditure commitment for newbuildings on order as of  September 30, 2008 was SEK 11,892 million, of which SEK 587 million is due during 2008, SEK 3,320 million is due during 2009, SEK 4,885 million is due 2010 and the rest is due in 2011. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

Total interest bearing debt as of September 30, 2008 was SEK 38,053 million, excluding the debt in the VIEs, as compared with SEK 32,731 million as of December 31, 2007. The increase in interest bearing debt is mainly due to loans used to finance the acquisition of the additional interest in Ballingslöv and loans undertaken in connection with the delivery of Stena Carron. Interest bearing debt in the VIEs as of September 30, 2008 was SEK 8,400 million as compared with SEK 8,021 million as of December 31, 2007. As of September 30, 2008, $300 million was utilized under the $1 billion revolving credit facility, of which $22 million was used for issuing of bank guarantees. As of December 31, 2007, a total of $574 million was outstanding under this facility, of which $21 million was used for issuing of bank guarantees. The utilization of the $350 million revolving credit facility, that has been entered into by Stena Royal S.a.r.l. (“Stena Royal”), a subsidiary in the unrestricted group, was $101 million as of September 30, 2008, as compared to $109 million as of December 31, 2007.

The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancing, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

We issued $200 million Senior Notes due 2012 in November 2002, $175 million Senior Notes due 2013 in December 2003 and $250 million Senior Notes due 2016 in November 2004. As of September 30, 2008, Restricted Group Data represents our selected consolidated financial information, excluding the real estate operations (other than one small property) and four subsidiaries, Stena Finanzverwaltungs AG, Stena Investment Luxembourg S.á.r.l. (‘‘Stena Investment’’), Stena Royal, and Stena Adactum AB (‘‘Adactum’’), whose activities consist primarily of investing in securities and in companies outside our traditional lines of business. Our real estate operations are conducted through various subsidiaries. For purposes of the indentures under which the Senior Notes were issued, the subsidiaries through which the property operations are conducted (other than one small property), together with Stena Finanzverwaltungs AG, Stena Investment, Stena Royal and Adactum, are designated unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

In February 2007, we purchased approximately $177 million of our Senior Notes due 2012 pursuant to a tender offer and consent solicitation. Also in February 2007, we completed an offering of €300 million of senior notes due 2017 and €102 million of Senior Notes due 2019. For purposes of the indentures pursuant to which these notes where issued, the subsidiaries mentioned above are also designated as unrestricted subsidiaries and, as a result, are not bound by the provisions of these indentures.

During 2008, we repurchased $18 million of our Senior Notes due 2013 and $43 million of our Senior Notes due 2016. As of September 30, 2008, there were $152.8 million of our Senior Notes due 2013 outstanding and $129.0 million of our Senior Notes due 2016 outstanding.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.9459, the noon buying rate on September 30, 2008.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted group

	Nine month periods ended
	September 30, 2007	September 30, 2008
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	7,681	8,091		1,165
Drilling	2,888	3,953		569
Shipping	2,891	3,208		462
Property	1	1		0
Other	3	2		0
Total revenues	13,464	15,255		2,196

Net gain on sales of assets	216	192		28
Total other income	216	192		28

Direct operating expenses:
Ferry operations	(4,996)	(5,619)		(809)
Drilling	(1,237)	(1,569)		(226)
Shipping	(2,339)	(2,517)		(362)
Property	(1)	(1)		0
Other	(1)	(27)		(4)
Total direct operating expenses	(8,574)	(9,733)		(1,401)

Selling and administrative expenses	(1,284)	(1,444)		(208)
Depreciation and amortization	(1,220)	(1,513)		(218)

Total operating expenses	(11,078)	(12,690)		(1,827)

Income from operations	2,602	2,757		397
Financial income and expense:
Dividends received	13	67		10
Gain (loss) on securities, net	56	294		42
Interest income	416	354		51
Interest expense	(478)	(586)		(84)
Foreign exchange gains (losses), net	(61)	324		47
Other financial income (expense), net	(135)	(55)		(8)

Total financial income and expense	(189)	398		58

Income before taxes	2,413	3,155		455
Income taxes	(453)	(284)		(41)

Net income	1,960	2,871		414

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2007	September 30, 2008
	(unaudited)
	SEK	SEK	$
ASSETS	(in millions)
Noncurrent assets:
Intangible assets	177	228		33
Tangible fixed assets:
Vessels	15,343	21,385		3,079
Construction in progress	5,537	5,625		810
Equipment	638	728		105
Ports	1,092	1,032		148
Property	133	306		44
Total tangible fixed assets	22,743	29,076		4,186
Financial fixed assets:
Marketable securities	610	805		116
Intercompany accounts, noncurrent	6,981	5,450		785
Other assets	6,912	6,982		1,005
Total noncurrent assets	37,423	42,541		6,125
Current assets:
Inventories	260	313		45
Trade debtors	2,061	2,665		384
Other receivables	2,756	2,996		431
Intercompany accounts, current	1,480	2,432		350
Prepaid expenses and accrued income	654	1,225		176
Short-term investments	2,559	3,075		443
Cash and cash equivalents	505	654		94
Total current assets	10,275	13,360		1,923

Total assets	47,698	55,901		8,048
SHAREHOLDERS´ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	19,639	23,242	3,346
Total shareholders’ equity	19,644	23,247	3,347

Noncurrent liabilities:
Long-term debt	8,927	13,358	1,923
Senior notes	5,973	5,892	848
Capitalized lease obligations	2,307	2,080	300
Other noncurrent liabilities	828	1,266	182
Deferred income taxes	1,323	1,630	235
Pension liabilities	2,086	1,262	182
Other provisions	2,064	1,787	257
Total noncurrent liabilities	23,508	27,275	3,927
Current liabilities:
Short-term debt	758	799	115
Capitalized lease obligations	154	150	22
Trade accounts payable	569	564	81
Income tax payable	73	118	17
Other liabilities	241	658	95
Intercompany balances, current	2	-	-
Accrued costs and prepaid income	2,749	3,090	444
Total current liabilities	4,546	5,379	774

Total shareholders’ equity and liabilities	47,698	55,901	8,048

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Nine month periods ended
	September 30, 2007	September 30, 2008
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	1,960	2,871		414
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,220	1,513		218
Gain on sale of property, vessels and equipment	(226)	(192)		(28)
Gain on securities, net	(56)	(294)		(42)
Unrealized foreign exchange (gains) losses	(476)	99		14
Deferred income taxes	393	145		21
Other non cash items	(335)	(40)		(6)
Provision for pensions	(171)	(182)		(26)
Net cash flows from trading securities	(799)	385		55
Changes in working capital	240	220		31
Net cash provided by operating activities	1,750	4,525		651

Net cash flows from investing activities:
Purchase of intangible assets	(45)	(30)		(4)
Cash proceeds from sale of property, vessels and equipment	652	641		92
Capital expenditure on property, vessels and equipment	(4,472)	(6,545)		(942)
Purchase of subsidiaries, net of cash acquired	-	(55)		(8)
Proceeds from sale of securities	94	78		11
Purchase of securities	(233)	(562)		(81)
Other investing activities	(125)	(231)		(33)
Net cash used in investing activities	(4,129)	(6,704)		(965)

Net cash flows from financing activities:
Proceeds from issuance of debt	5,858	5,707		821
Principal payments on debt	(2,241)	(947)		(136)
Net change in borrowings on line-of-credit agreements	(331)	(3,138)		(452)
Principal payments on capital lease obligations	(29)	(564)		(81)
Net change in restricted cash accounts	(196)	(1,078)		(155)
Intercompany accounts	(531)	1,703		245
Dividends paid	(560)	(390)		(56)
Other financing activities	(54)	647		93
Net cash provided by financing activities	1,916	1,940		279

Effect of exchange rate changes on cash and cash equivalents	204	388		56

Net change in cash and cash equivalents	(259)	149		21

Cash and cash equivalents at beginning of period	657	505		73

Cash and cash equivalents at end of period	398	654		94

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Nine month periods ended
	September 30, 2007	September 30, 2008
	SEK	SEK	$
	(in millions)
OTHER DATA:

Adjusted EBITDA	4,238	4,624	666

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and a reconciliation to net cash provided by operating activities is presented below:

	Nine month periods ended
	September 30, 2007	September 30, 2008
	SEK	SEK	$
	(in millions)
Income from operations	2,602	2,757		397
Adjustments:
Interest income	416	354		51
Depreciation and amortization	1,220	1,513		218
Adjusted EBITDA	4,238	4,624		666
Adjustments:
Gain on sale of vessels	(226)	(192)		(28)
Net cash flows from trading securities	(799)	385		55
Interest expense	(478)	(586)		(84)
Unrealized foreign exchange (gains) losses	(476)	99		14
Provisions for pensions	(171)	(182)		(26)
Other non cash items	(335)	(40)		(6)
Changes in working capital	240	220		31
Other items	(243)	197		29
Net cash provided by operating activities	1,750	4,525		651